Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-155373 on Form S-3 of our report dated February 25, 2011, relating to the consolidated financial statements and financial statement schedules of Cincinnati Financial Corporation and subsidiaries (“the company”) and the effectiveness of the company’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the company’s change in method of accounting for the recognition and presentation of other-than-temporary impairments in 2009), appearing in the Annual Report on Form 10-K of the company for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in such Registration Statement.

/s/Deloitte & Touche LLP
Cincinnati, Ohio
March 15, 2011